____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SAS places record order for 55 Embraer aircraft to power
future growth and regional connectivity

Copenhagen, July 1, 2025 - Scandinavian Airlines (SAS) has entered into an agreement to acquire 45 Embraer (NYSE: ERJ; B3: EMBR3) E195-E2 aircraft, with purchase rights for an additional 10 aircraft — the largest SAS jet order direct from a manufacturer since 1996. This milestone agreement supports SAS’ long-term fleet renewal strategy, which is focused on increasing efficiency, reducing emissions, and unlocking future growth opportunities from its global hub in Copenhagen as well as across its Scandinavian and international network.

The first aircraft deliveries from Embraer are scheduled to begin in late 2027, with further deliveries extending over approximately four years. Excluding purchase rights, the value for the order is approximately US$4 billion.

“This is a defining moment for SAS,” says Anko van der Werff, President & CEO, SAS. “The Embraer E195-E2 is a world-class aircraft, combining outstanding performance with excellent fuel efficiency and comfort. This aircraft is key to enabling future growth and improved connectivity across Scandinavia and beyond. We’ve taken the time to make the right decision — and this major investment reflects our confidence in the future and the strength of the agreement we’ve secured.”

The E195-E2 will play a vital role in optimizing SAS’ operations and enhancing connectivity across Scandinavia and Europe. Its size and range are ideally suited to complement SAS’ existing fleet and route structure, allowing for more frequencies, better network flexibility, and lower trip costs.

Built for the future of sustainable aviation

“The E2 is central to our strategy to build a modern, efficient fleet with strong performance. It enables us to serve more routes with lower emissions, better economics, and a premium experience for our passengers,” adds Van der Werff. “Together with Embraer, we are setting the course for the next chapter of SAS.”

The E2 family of aircraft has already been tested with 100% sustainable aviation fuel (SAF) and is in the process of being fully certified to fly on 100% SAF in the foreseeable future. Today blends of up to 50% SAF are already achievable.

Arjan Meijer, President and CEO Embraer Commercial Aviation, says: "We are thrilled to deepen our partnership with SAS through this landmark deal. The E2 is the quietest single aisle jet available today - 29% more fuel efficient and with a 62% reduction in noise footprint over the previous generation jet, the E195-E2 is a game-changer in terms of efficiency, performance, and passenger comfort. We are confident that these aircraft will play a crucial role in SAS' fleet renewal and expansion strategy, supporting their ambitious growth plans and enhancing their operational capabilities."

Powered by Pratt & Whitney’s advanced PW1900G GTF engines, the E195-E2 delivers double-digit reductions in fuel burn, emissions, and noise compared to previous-generation aircraft. The new fleet will help lower SAS’ environmental footprint and reinforce its position as a driving force in reducing aviation’s climate impact.

This order marks another step in SAS’ future-focused transformation, supporting a modernized fleet and improved travel experience. SAS continues to strengthen its overall network and international reach while enhancing connectivity between regional cities and global destinations through more seamless and sustainable operations.

This order was facilitated by the support of Skyworks Holding.

SAS was recently ranked as the world’s most punctual airline*, a testament to the company’s commitment to operational excellence and reliability.

*SAS ranked No. 1 out of 660 airlines globally for on-time performance in April and May 2025 (source: Cirium).

About SAS

SAS, Scandinavia's leading airline since 1946, operates a global hub at Copenhagen Airport (CPH), complemented by hubs in Oslo (OSL) and Stockholm (ARN). Our mission is to connect Scandinavia with the world and the world with Scandinavia.

Each year, SAS serves more than 25 million passengers and transports 60,000 tons of cargo to 135 destinations across Europe, the USA, and Asia. With a relentless focus on operational excellence, SAS ranks as the most punctual airline in Europe and the world.

Together with a passionate workforce of over 10,000 colleagues, we collaborate with partners and customers to drive transformative changes in aviation. We are committed to achieving net-zero emissions by 2050, embodying the visionary spirit of our founders: “To move from the old to what is about to come, is the only tradition worth keeping.” Innovation and societal progress are at the heart of everything we do. SAS joined SkyTeam in September 2024, and together with our partner airlines, we offer a wide network worldwide.

For more information, visit our website at https://www.flysas.com or follow us on social media for the latest updates and promotions.

About Embraer

Embraer is a global aerospace company headquartered in Brazil, with businesses in Commercial and Executive Aviation, Defense and Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing comprehensive after-sales services and support.

Since its founding in 1969, Embraer has delivered over 9,000 aircraft. On average, one Embraer-manufactured aircraft takes off every 10 seconds somewhere in the world, transporting over 150 million passengers annually.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the top exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations